August 8, 2007

Mr. Michael Moran,
        Accounting Branch Chief,
                Division of Corporation Finance,
                        Securities and Exchange Commission,
                                100 F Street, N.E.,
                                        Washington, D.C. 20549.

Re:          Coca-Cola Hellenic Bottling Company S.A
                Form 20-F for Fiscal Year Ended December 31, 2006
                Filed June 29, 2007,
                File No. 001-31466 (“2006 Form 20-F”)

Dear Mr. Moran:

Thank you for your letter dated July 19, 2007 which we received on July 23, 2007 (the “Comment Letter”).

We have reproduced in this letter excerpts from the Comment Letter in italicized text and have furnished CCHBC’s responses immediately following the corresponding portion of the Comment Letter to facilitate the Staff’s review. Capitalized terms used but not defined in this letter have the meanings assigned to them in the 2006 Form 20-F.

Comment Letter dated July 19, 2007

2. Business Combinations, F-21

1.                                       In future filings please disclose the total amount of goodwill that is expected to be deductible for tax purposes. See paragraph 52.c. of SFAS No. 141.

Goodwill does not attract a tax deduction in Greece or any other jurisdiction in which Coca-Cola Hellenic Bottling Company S.A. operates. We will add a statement to this effect in future filings.

3. Equity Investments, page F-26

2.                                       We note the aggregate carrying value of equity method investees is about 4% of total consolidated assets and income from investees is about 8% of consolidated net income at December 31, 2006. Please tell us how you comply with the requirement to provide summarized financial information for material equity investees. See paragraph 20.d. of APB 18. If you determine the investments are immaterial please provide us with your consideration and managements’ assessment of materiality. Alternatively, please provide us with an example of the expanded disclosure.

In order to determine the materiality of the investments in our equity investees (a total of nine companies), we relied on the definition of “significant subsidiary” under SEC Financial Statement Requirements Regulation S-X Rule 1-02 (w). In particular, we calculated, according to the computational guidance provided in Rule 1-02(w), the following: (a) whether investments in, and advances to, our aggregated equity investees exceeded 10.0 percent of the total assets of Coca-Cola Hellenic Bottling Company S.A. on a consolidated basis as of December 31, 2006 and (b) whether the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principle derived from our equity investees, in aggregate, exceeded 10.0 percent of Coca-Cola Hellenic Bottling Company S.A.’s income on a consolidated basis during the 2006 fiscal year. None of the investments, individually or in the aggregate, exceed the 10.0 percent threshold under either test. As a result, management assessed our equity investees as immaterial for purposes of paragraph 20.d. of APB 18.

3.              Please disclose why the equity method is considered the appropriate accounting method for Frigoglass Industries Limited since you possess a 16% interest. See footnote 13 to paragraph 20 of APB 18.

Frigoglass Industries Limited is prima facie an equity method investee pursuant to paragraph 17 of APB 18 as 23.9 percent of its shares are owned by Nigerian Bottling Company in which Coca-Cola Hellenic Bottling Company S.A. owns a 66.4 percent interest. Coca-Cola Hellenic Bottling Company S.A.’s effective economic ownership stake in Frigoglass Industries Limited amounts, therefore, to 15.9 percent, as disclosed in the 2006 Form 20-F. In addition, Coca-Cola Hellenic Bottling Company S.A has the ability to exercise significant influence over Frigoglass Industries Limited through business dealings and as a result of our relationship with Frigoglass S.A., a related party and major supplier of Coca-Cola Hellenic Bottling Company (see also Item 7, Major Shareholders and Related Party Transactions — Our relationship with The Kar-Tess Group — Supply agreement with Frigoglass S.A.)

In future filings, we will insert a statement clarifying why Frigoglass Industries Limited has been treated as an equity method investee, even though we do not believe the investment to be significant under footnote 13 to paragraph 20 of APB 18 to require a modification to our current disclosure.

4.              In future filings please disclose your policy for determining the amount of equity method losses after the investment basis has been reduced to zero as a result of previously applied losses. See paragraph 5 of EITF 99-10. We note you hold a 35% interest in Heineken Lanitis Cyprus with no carrying value in 2006 and 2005.

Our investment of 35 percent in Heineken Lanitis Cyprus Limited was acquired during 2006 as part of our acquisition of Lanitis Bros Public Limited, and was attributed a value of €74,235. By the end of fiscal year 2006, losses incurred by the company had reduced the value of our holding to zero. In March 2007, we agreed to transfer our shareholding in Heineken Lanitis Cyrpus and our limited operations for the distribution of Heineken products to Heineken International B.V., the other shareholder in Heineken Lanitis Cyprus, in exchange for a nominal fee. We have no other investments in Heineken Lanitis Cyprus other than the 35% interest that we wrote down to zero.

We will note the comment for future filings if the investment basis of any equity method investees is reduced to zero.

5.              Tell us if agreements exist for the joint ventures in Fresh and Co and Multon group. If so, please tell us why they are not filed as exhibits in Item 19. If not, please tell us how the investors’ account for their respective interests and participate in the overall management of the joint ventures.

A written shareholders’ agreement exists for our joint venture in Multon group between one of our affiliates and one of the affiliates of The Coca-Cola Company. We have also agreed with The Coca-Cola Company to manage our joint venture in Fresh and Co on the same basis as the Multon group. Both we and The Coca-Cola Company participate equally in the management of these businesses and account for our respective interests under the equity accounting method. We have not filed these agreements as exhibits under Item 19 because we consider them immaterial due to the fact that our equity method investees are immaterial, as described above.

8.     Long-term Debt and Short-term Borrowings, page F-30

6.              We refer you to the disclosure entitled SEC Registered Notes. Please expand your disclosure to disclose any significant restrictions on the ability of the parent entity to obtain funds from the subsidiary or state that there are no such restrictions. See Rule 3-10(i)9 and 10 of Regulation S-X.

We have not provided disclosure in the F-pages about significant restrictions on the ability of the parent entity to obtain funds from its subsidiaries on the grounds of materiality (the restricted net assets being less than 25 percent of consolidated net assets). Consequently, we belive additional disclosuers pursuant to 4-08(e)(3) of Regulation S-X are not applicable. We do however provide relevant disclosure in Item 5.B, Liquidity and capital resources — Borrowings and funding sources — Cash and cash equivalents. In future filings, we will provide similar disclosure in the F-pages as well.

II.    Restructuring, page F-41

7.              In future filings please revise your tabular disclosure to reconcile beginning and ending restructuring liabilities according to the major types of costs described in paragraph 2 of SFAS No. 146. Also disclose the total costs expected to be incurred by activity, incurred during the period and cumulative amounts incurred to date by each reportable segment. See paragraph 20.b. and d. of SFAS No. 146.

In future filings, we will reconcile beginning and ending restructuring liabilities according to the major types of costs and disclose the total costs expected to be incurred by activity, incurred during the period and cumulative amounts incurred to date by each reportable segment.

16. Commitments and Contingencies, page F-44

8.              In future filings, please revise your capital lease table to present the total amount of minimum lease payments less executory costs to arrive at net minimum lease payments, less amounts representing interest to arrive at the present value of minimum capital lease payments, as applicable. See paragraph 122 of SFAS No. 13.

In future filings, we will present in the capital lease table the estimated amount of executory costs, including profit thereon, that are part of total minimum lease payments. We will also show as a reduction any amounts representing interest in order to arrive at the present value of minimum capital lease payments.

18. Segment Information, page F-50

9.              Please advise or revise your future filing to disclose revenue and assets for your country of domicile, all other countries in total and individually material foreign countries, as applicable. See paragraph 38.b. of SFAS No. 131.

We will revise future filings to specifically provide information on the revenues from external customers and the balance of long-lived assets for Greece, the total of all our countries, other than Greece, as well as for the entire group.

Regarding the disclosure of revenues from external customers and long-lived assets for individual foreign countries, we consider that the requirement to disclose segmental information on a geographic basis is best fulfilled by providing our current disclosure, which we structured and first presented to the Staff in connection with our registration in 2002, that aggregates countries with similar economic characteristics, production processes, customers and distribution methods into our three reportable segments: established countries, developing countries and emerging countries.

20. Stock Option Compensation Plans, page F-54

10.       Please expand your disclosure or policy note to discuss the revised method of estimating compensation cost by including forfeiture estimates and presentation of the cash flow effects from the exercise of stock-options. See paragraphs 43 and 64 of SFAS No. 123(R). Please show us what your revised disclosure looks like.

We will modify the relevant paragraph in Note 20, Stock Option Compensation Plans  in future filings to read as follows:

“Expected stock price volatility is based on the historical volatility of Company’s stock, and the expected dividend yield is based on the Company’s most recent dividend payout and the market price of the Company’s shares on the Athens Stock Exchange on December XX, 20XX. The risk free interest rate is based on the average Eurobond rate for the option period. Historical data is used to estimate option exercise and forfeiture within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.”

In relation to the disclosure of the cash flow effects from the exercise of stock-options, our only movement in issued capital is through the exercise of stock options. Information on proceeds from the issue of these shares (correlating to “Proceeds from issue of shares” on the face of the Cash Flow Statement) is detailed on page F-53 in Note 19, Shareholders’ Equity. We will revise future filings to use the description “Proceeds from exercise of stock options” in the Cash Flow Statement.

We hope that the foregoing is appropriately responsive to your comments.

We hereby acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defuse in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact the undersigned by telephone at +30 (210) 618 3137 or by facsimile at: +30 (210) 618 3378.

Yours sincerely,

/s/Jan Gustavsson
Jan Gustavsson
General Counsel and
Company Secretary